Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 11:08 AM 01/07/2026 FILED 11:08 AM 01/07/2026 SR 20260053552 - File Number 2365700	STATE OF DELAWARE CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	The name of the corporation is:

SAFE & GREEN HOLDINGS CORP.

2.	The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered One so that, as amended, said Article shall be and read as follows:

1. The name of the corporation is: OLENOX INDUSTRIES INC.

3.	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 7th day of January 2026.

By:	/s/ Mike McLaren
President
Name:	Mike McLaren